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                              April 6, 2022

       John Oyler
       Chief Executive Officer and Chairman
       BeiGene, Ltd.
       c/o Mourant Governance Services (Cayman) Limited
       94 Solaris Avenue, Camana Bay
       Grand Cayman
       Cayman Islands KY1-1108

                                                        Re: BeiGene, Ltd.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Filed February 28,
2022
                                                            File No. 001-37686

       Dear Mr. Oyler:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2021

       Part I
       Item 1. Business, page 5

   1. At the onset of Part I, please disclose prominently that you are not a Chinese operating company but a Cayman
Islands holding company with operations conducted by your
                                                        subsidiaries. In
addition, please provide early in the Business section a diagram of your corporate structure.
   2. We note your disclosure beginning on page 94 regarding "Risks Related to Our Doing
                                                        Business in the PRC."
Please provide a more prominent disclosure about the legal and operational risks
associated with being based in or having the majority of the company   s
                                                        operations in China.
Your disclosure should make clear whether these risks could result in
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FirstName   LastNameJohn Oyler
BeiGene, Ltd.
Comapany
April       NameBeiGene, Ltd.
       6, 2022
April 26, 2022 Page 2
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FirstName LastName
         a material change in your operations and/or the value of your securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
         Your disclosure should address how recent statements and regulatory
actions by China   s
         government, such as those related to data security or anti-monopoly concerns, have or
         may impact the company   s ability to conduct its business, accept
foreign investments, or
         list on a U.S. or other foreign exchange.
3.       We note your discussion of PCAOB inspections beginning on page 95.
Please
         prominently disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies
         Accountable Act and related regulations will affect your company, including disclosing that you were identified by the Commission under the HFCAA. In addition, disclose that trading in your securities may be prohibited under the Holding Foreign Companies
         Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities.
4. Clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. For example, disclose, if true, that your subsidiaries conduct operations in China.
5.       We note your discussion regarding dividends on page 99 and 111.
Provide a clear
         description of how cash is transferred through your organization. Disclose your intentions to distribute earnings. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer.
         Quantify any dividends or distributions that a subsidiary have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors.
         Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors.
6. We note your disclosure regarding potential PRC changes beginning on page 94. Disclose each permission or approval that you or your subsidiaries are required to obtain from
         Chinese authorities to operate your business and to offer securities to foreign investors.
         State whether you or your subsidiaries are covered by permissions requirements from the
         China Securities Regulatory Commission (CSRC), Cyberspace Administration of China
         (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries:
(i) do not receive or
 John Oyler
FirstName   LastNameJohn Oyler
BeiGene, Ltd.
Comapany
April       NameBeiGene, Ltd.
       6, 2022
April 36, 2022 Page 3
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FirstName LastName
         maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
Item 1A. Risk Factors, page 54

7. In your summary of risk factors, disclose the risks that your corporate structure and being
         based in or having the majority of the company   s operations in China
poses to investors.
         In particular, describe the significant regulatory, liquidity, and enforcement risks. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in
         China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of your securities to significantly decline or be worthless.
8. We note your disclosure about the Holding Foreign Companies Accountable Act on page
         96. Please expand your risk factors to disclose that you were identified by the Commission under the HFCAA. In addition, please update your disclosure to reflect that the
         Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland
         China or Hong Kong.
9.       Given the Chinese government   s significant oversight and discretion
over the conduct of
         your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-
         based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of your securities to significantly decline or be worthless.
10. We note your discussion regarding the Cyberspace Administration of China on page
         90. In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your securities and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date. In addition, please
 John Oyler
BeiGene, Ltd.
April 6, 2022
Page 4
      update the disclosure in this risk factor to reflect that the final version of the revisions to the existing Measures for Cybersecurity Review came into effect on February 15, 2022.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Ibolya Ignat at 202-551-3636 or Mary Mast at 202-551-3613 if you
have questions regarding comments on the financial statements and related matters. Please contact Michael Davis at 202-551-4385 or Jason Drory at 202-551-8342 with any other questions.



                                                               Sincerely,
FirstName LastNameJohn Oyler
                                                               Division of
Corporation Finance
Comapany NameBeiGene, Ltd.
                                                               Office of Life
Sciences
April 6, 2022 Page 4
cc:       Edwin M. O'Connor
FirstName LastName